SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION



05041710

3/30

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-52352

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) **AND ENDING** 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse First Boston Capital LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue

(No. and Street)

New York	New York	10010-3629
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 538-2191

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	New York	10017
(ADDRESS) Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).*

This report contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's Equity
- [X] (f) Statement of Changes in Borrowings Subordinated to Claims of General Creditors
- [X] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 (not applicable)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable)
- [ ] (j) A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (not applicable)
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report (not applicable)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
- [X] (o) Independent auditor's report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts (not applicable)

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Financial Condition
Supplemental Report on Internal Control



KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

Member of
Credit Suisse First Boston Capital LLC:

We have audited the accompanying statement of financial condition of Credit Suisse First Boston Capital LLC (the "Company") as of December 31, 2004, and the related statements of income, changes in member's equity, changes in borrowings subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-12 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse First Boston Capital LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-12 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

CREDIT SUISSE FIRST BOSTON CAPITAL LLC
Statement of Financial Condition
December 31, 2004
(In thousands)

ASSETS

Cash and cash equivalents	$ 163,320
Securities borrowed from affiliate	2,082,383
Receivables:	
Affiliates	73,038
Brokers, dealers and other	75,246
Financial instruments owned (including securities pledged as collateral of $775,003):	
U.S. government and agencies	46,895
Municipal bonds	11,527
Corporate debt	28,718
Equities	3,600,386
Derivatives contracts	991,319
Hybrid OTC instruments	2,402,746
Mutual funds	296,001
Other	62,863
Other assets and deferred amounts	6,025
Total assets	$ 9,840,467

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings from affiliate	$ 3,956,546
Securities loaned to affiliate	794,634
Payables:	
Affiliates and parent	12,210
Brokers, dealers and other	494,096
Financial instruments sold not yet purchased:	
Equities	3,816,479
Derivatives contracts	307,834
Accounts payable and accrued expenses	855
Other liabilities	16,078
Subordinated borrowings	115,000
Total liabilities	9,513,732
Member's Equity:	
Member's contributions	337,600
Accumulated deficit	(10,865)
Total member's equity	326,735
Total liabilities and member's equity	$ 9,840,467

See accompanying notes to financial statements